Free Writing Prospectus dated September 11, 2023

(to Prospectus dated July 29, 2022 and

Preliminary Prospectus Supplement dated September 11, 2023)

Filed pursuant to Rule 433

Registration Statement No. 333-266391

PRICING TERM SHEET

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

$1,000,000,000 SERIES 12 NON-STEP-UP NON-CUMULATIVE CONTINGENT

CONVERTIBLE PERPETUAL PREFERRED TIER 1 SECURITIES

This Free Writing Prospectus relates only to the preferred securities described below and should only be read together with the preliminary prospectus supplement dated September 11, 2023 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated July 29, 2022 relating to these preferred securities (together with the Preliminary Prospectus Supplement, the “Prospectus”). Terms and expressions used but not defined herein shall have the same meanings as given in the Prospectus.

Issuer	Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”)

Issue	$1,000,000,000 series 12 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities (the “Preferred Securities”)

Issuer Rating*	A3 (stable) (Moody’s) / A (stable) (S&P) / BBB+ (stable) (Fitch)

Issue Rating*	Ba2 (Moody’s) / BB (Fitch)

Pricing Date	September 11, 2023

Issue Date / Settlement Date / Closing Date	September 19, 2023 (T+6)

Currency	U.S. Dollar

Issue Size	$1,000,000,000

Maturity	Perpetual, with no fixed maturity or fixed redemption date

Optional Call Dates	On any day falling in the period commencing on (and including) March 19, 2029[1] (the “First Call Date”) and ending on (and including) the First Reset Date, and on any Distribution Payment Date thereafter

[1]	The 5.5 anniversary of the Closing Date.

Liquidation Preference	$200,000 per Preferred Security

Issuer Ordinary Shares Price	EUR 7.070 (closing price on September 11, 2023) in the Relevant Stock Exchange

Legal Format	SEC-registered

Business Day Convention / Day Count Fraction	Following unadjusted / 30/360 (ISDA)

Distribution Rates	The Preferred Securities accrue Distributions: (i) in respect of the period from (and including) the Closing Date to (but excluding) the First Reset Date at the rate of 9.375% per annum; and (ii) in respect of each Reset Period, at the rate per annum equal to the aggregate of 5.099% (the “Initial Margin”) and the 5-year UST for such Reset Period, and such aggregate converted to a quarterly rate in accordance with market convention (rounded to four decimal places, with 0.00005 rounded down), all as determined by the Calculation Agent on the relevant Reset Determination Date; provided that any Distribution Rate shall not be less than zero.

US Treasury Benchmark	5-year UST (4.375% due August 31, 2028) and 7-year UST (4.125% due August 31, 2030)

US Treasury Yield/Price	4.386% (interpolated rate between the 5-year UST rate at 4.408% / 99.27 and the 7-year UST rate at 4.366% / 98.18)

Re-offer Yield	9.375% quarterly / 9.485% semi-annual

Semi-annual Equivalent Re-offer Spread to US Treasury	509.9 bps

Price to Public	100%

Underwriting Discount	0.75%

All-in Price to Issuer	99.250%

Proceeds, Before Expenses, to the Issuer	$992,500,000

CUSIP	05946K AM3

ISIN	US05946KAM36

Distribution Payment Dates	Subject to the provisions set out below, Distributions will be payable quarterly in arrears on each of March 19, June 19, September 19 and December 19 in each year (each a “Distribution Payment Date”), commencing on December 19, 2023.

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Reset Dates	September 19, 2029[2] (the “First Reset Date”) and every fifth anniversary thereafter (each, a “Reset Date”)

5-year UST

In relation to a Reset Date and the Reset Period commencing on that Reset Date, an interest rate expressed as a percentage determined by the Calculation Agent to be the per annum rate equal to the yield to maturity for U.S. Treasury securities with a maturity of five years as published in the most recent H.15.

“H.15” means the daily statistical release designated as such and published by the Board of Governors of the United States Federal Reserve System under the caption “Treasury constant maturities”, or any successor or replacement publication as reasonably determined by BBVA and notified to the Calculation Agent, that establishes yield on actively traded U.S. Treasury securities, and “most recent H.15” means the H.15 that includes a yield to maturity for U.S. Treasury securities with a maturity of five years, published closest in time (but prior to) the relevant Reset Determination Date.

Distributions Discretionary	BBVA may elect, in its sole and absolute discretion, to cancel the payment of any Distribution on the Preferred Securities in whole or in part at any time and for any or no reason. Distributions on the Preferred Securities will be non-cumulative.

Restrictions on Payments

Payments of Distributions on the Preferred Securities shall be made only out of BBVA’s Distributable Items.

To the extent that:

i.   BBVA has insufficient Distributable Items to make Distributions on the Preferred Securities scheduled for payment in the then-current financial year and any interest payments or distributions that have been paid or made or are scheduled or required to be paid or made out of BBVA’s Distributable Items in the then-current financial year, in each case excluding any portion of such payments already accounted for in determining BBVA’s Distributable Items, and/or

ii.  the Regulator, in accordance with Article 68 of Law 10/2014 and/or Article 16 of the SSM Regulation and/or with Applicable Banking Regulations then in force, requires BBVA to cancel the relevant Distribution in whole or in part, then BBVA will, without prejudice to the right set forth under “Distributions Discretionary” above to cancel at its discretion the payment of any such Distributions on the Preferred Securities at any time, make partial or, as the case may be, no payment of the relevant Distribution on the Preferred Securities.

No payments will be made on the Preferred Securities (whether by way of a repayment of the Liquidation Preference, the payment of any Distribution or otherwise) if and to the extent that such payment would cause a breach of any regulatory restriction or prohibition on payments on Additional Tier 1 Instruments pursuant to the Applicable Banking Regulations (including, without limitation, any such restriction or prohibition relating to any Maximum Distributable Amount or MREL-MDA applicable to BBVA and/or the BBVA Group).

[2]	The date falling six years from the Closing Date.

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Agreement to Distribution Cancellation	By acquiring Preferred Securities, holders and holders of a beneficial interest in the Preferred Securities acknowledge and agree to the provisions with respect to the cancellation of Distributions described under “Certain Terms of the Preferred Securities—Distributions—Agreement to Distribution Cancellation” in the Preliminary Prospectus Supplement.

Subordination

Unless previously converted into Common Shares pursuant to the conversion provisions of the Indenture and except as provided in the second paragraph under “Certain Terms of the Preferred Securities—Liquidation Distribution” in the Preliminary Prospectus Supplement, the payment obligations of BBVA under the Preferred Securities will be direct, unconditional, unsecured and subordinated obligations of BBVA.

Upon the insolvency (concurso de acreedores) of BBVA, in accordance with and only to the extent permitted by the Spanish Insolvency Law and any other applicable laws relating to or affecting the enforcement of creditors’ rights in Spain (including, without limitation, Additional Provision 14.3 of Law 11/2015), but subject to any other ranking that may apply as a result of any mandatory provision of law (or otherwise), for so long as the Preferred Securities constitute an Additional Tier 1 Instrument of BBVA, such Preferred Securities will rank (i) junior to: (a) any claim in respect of any unsubordinated obligations of BBVA (including where the relevant claim subsequently becomes subordinated pursuant to Article 281.1.1º of the Spanish Insolvency Law); and (b) any claim in respect of any subordinated obligations of BBVA, present and future, other than under any outstanding Additional Tier 1 Instrument of BBVA (other than, to the extent permitted by law, any Parity Securities, whether so ranking by law or their terms); (ii) pari passu with each other and with all other claims in respect of contractually subordinated obligations of BBVA under any outstanding Additional Tier 1 Instruments, present and future (and, to the extent permitted by law, pari passu with any other Parity Securities, whether so ranking by law or their terms); and (iii) senior to the Common Shares and any other subordinated obligations of BBVA which by law rank junior to the Preferred Securities (including, to the extent permitted by law, any contractually subordinated obligations of BBVA expressed by their terms to rank junior to the Preferred Securities), such that any relevant claim in respect of the Preferred Securities will be satisfied, as appropriate, only to the extent that all claims ranking senior to it have first been satisfied in full, and then pro rata with any claims ranking pari passu with it, in each case as provided in the Prospectus.

Waiver of Right of Set-Off	The Preferred Securities are subject to the waiver of set-off provisions set forth in the Prospectus.

Conversion	The Preferred Securities are only convertible, in whole but not in part, into Common Shares upon a Trigger Event or a Capital Reduction, in each case as set forth below. The Preferred Securities are not convertible into Common Shares at the option of holders of Preferred Securities at any time and are not redeemable in cash as a result of a Trigger Event or a Capital Reduction.

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Trigger Event	A “Trigger Event” shall occur if, at any time, as determined by BBVA, BBVA’s CET1 ratio or the CET1 ratio of the BBVA Group is less than 5.125%.

Capital Reduction	A “Capital Reduction” shall occur upon the adoption, in accordance with Article 418.3 of the consolidated text of the Corporate Enterprises Act (Ley de Sociedades de Capital), approved by the Royal Legislative Decree 1/2010, of July 2, as amended, replaced or supplemented from time to time, by a general shareholders’ meeting of BBVA of a resolution of capital reduction by reimbursement of cash contributions (restitución de aportaciones) to shareholders by way of a reduction in the nominal value of the shares of such shareholders in BBVA’s capital.

Conversion Price	The “Conversion Price” shall be, in respect of a Conversion Notice Date, if the Common Shares are: (i) then admitted to trading on a Relevant Stock Exchange, the higher of: (a) the Reference Market Price of a Common Share (translated into U.S. dollars at the Prevailing Rate, if applicable); (b) the Floor Price; and (c) the nominal value of a Common Share (translated into U.S. dollars at the Prevailing Rate, if applicable); or (ii) not then admitted to trading on a Relevant Stock Exchange, the higher of (b) and (c) above.

Floor Price	$4.0215. The Floor Price is subject to adjustment as described in the Prospectus.

Optional Redemption	All, and not only some, of the Preferred Securities may be redeemed at BBVA’s option on any day falling in the period commencing on (and including) March 19, 2029[3] (the First Call Date) and ending on (and including) the First Reset Date[4], and on any Distribution Payment Date thereafter, at the Redemption Price, subject to the prior consent of the Regulator, if required pursuant to Applicable Banking Regulations, and otherwise in accordance with Articles 77 and 78 of CRR and/or any other Applicable Banking Regulations then in force.

Redemption Due to a Tax Event

If, on or after the Closing Date, there is a Tax Event, the Preferred Securities may be redeemed, in whole but not in part, at BBVA’s option at any time at the Redemption Price, subject to the prior consent of the Regulator, if required pursuant to Applicable Banking Regulations, and otherwise in accordance with Articles 77 and 78 of CRR and/or any other Applicable Banking Regulations then in force.

A “Tax Event” will be deemed to have occurred with respect to the Preferred Securities if, as a result of any change in, or amendment to, the laws or regulations applicable in Spain, or any change in the application or binding official interpretation or administration of any such laws or regulations which change or amendment, or change in the application or binding official interpretation or administration, becomes effective on or after the Closing Date (i) BBVA would not be entitled to claim a deduction in computing its taxation liabilities in Spain, in respect of any Distribution to be made on the next Distribution Payment Date or the value of such deduction to BBVA would be reduced, or (ii) BBVA would be required to pay Additional Amounts pursuant to the Indenture, or (iii) the applicable tax treatment of the Preferred Securities would be materially affected.

[3]	The 5.5 anniversary of the Closing Date.
[4]	The date falling six years from the Closing Date.

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Redemption Due to a Capital Event

If, on or after the Closing Date, there is a Capital Event, the Preferred Securities may be redeemed, in whole but not in part, at BBVA’s option at any time at the Redemption Price, subject to the prior consent of the Regulator, if required pursuant to Applicable Banking Regulations, and otherwise in accordance with Articles 77 and 78 of CRR and/or any other Applicable Banking Regulations then in force.

A “Capital Event” will be deemed to have occurred with respect to the Preferred Securities if there is a change (or any pending change which the Regulator considers to be sufficiently certain) in Spanish law or Applicable Banking Regulations that results (or would result) in any of the outstanding aggregate Liquidation Preference of the Preferred Securities ceasing to be included in, or counting towards, the BBVA Group’s or BBVA’s Tier 1 Capital.

Clean-up Call	If, on or after the Closing Date, Preferred Securities representing, in the aggregate, 75% or more of the aggregate Liquidation Preference of the Preferred Securities (including any Preferred Securities issued after the Closing Date and any Preferred Securities which have been cancelled by the trustee in accordance with the Indenture) have been purchased by or on behalf of BBVA or any member of the BBVA Group, the Preferred Securities may be redeemed, in whole but not in part, at BBVA’s option at any time at the Redemption Price, subject to the prior consent of the Regulator, if required pursuant to Applicable Banking Regulations, and otherwise in accordance with Articles 77 and 78 of CRR and/or any other Applicable Banking Regulations then in force.

Substitution / Modification

Notwithstanding any other term of the Preferred Securities or the Indenture, by its acquisition of the Preferred Securities, each holder and beneficial owner acknowledges, accepts, consents to and agrees that if a Capital Event or a Tax Event, as applicable, occurs and is continuing, BBVA may, except if a Trigger Event occurs or shall have occurred, and except if a Capital Reduction occurs or shall have occurred (other than in respect of Preferred Securities with respect to which a duly completed Election Notice has been received during the Election Period), substitute all (but not less than all) of the Preferred Securities or modify the terms of all (but not less than all) of the Preferred Securities, without any requirement for the consent or approval of the trustee or the holders or beneficial owners of the Preferred Securities, so that such Preferred Securities are substituted for, or their terms are modified to, become again, or remain Qualifying Preferred Securities, subject to satisfaction of the requirements and limitations set forth in the Preliminary Prospectus Supplement.

Any variation in the terms of the Preferred Securities resulting from any such modification or, if the Preferred Securities are substituted, any difference between the terms of the Preferred Securities and those of the Qualifying Preferred Securities for which the Preferred Securities are substituted, shall not be materially prejudicial to the interests of the holders of the Preferred Securities.

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Payment of Additional Amounts	All payments of Distributions payable in respect of Preferred Securities by BBVA will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Spain or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. This provision is set forth in full and with important exceptions as described in the Preliminary Prospectus Supplement.

Enforcement Events and Remedies

There are no events of default under the Preferred Securities. In addition, under the terms of the Indenture none of the cancellation or deemed cancellation of any Distribution, a Trigger Event, a Capital Reduction or the exercise of the Spanish Bail-in Power or of any other resolution tool by the Relevant Spanish Resolution Authority, or BBVA’s failure to provide notice in respect of any of the aforementioned events, will be an Enforcement Event.

The Preliminary Prospectus Supplement sets forth the definition of an “Enforcement Event”.

The sole remedies of the holders of the Preferred Securities and the trustee under the Preferred Securities or the Indenture upon the occurrence of an Enforcement Event shall be: (i) with respect to a breach of a Performance Obligation, to seek enforcement of the relevant Performance Obligation; and (ii) with respect to a Liquidation Event, to enforce the entitlement set forth under “Certain Terms of the Preferred Securities—Liquidation Distribution” in the Preliminary Prospectus Supplement.

No other remedies

Other than the limited remedies mentioned above, no remedy against BBVA shall be available to the trustee (acting on behalf of the holders) or to the holders of the Preferred Securities. Refer to the Preliminary Prospectus Supplement for more details.

Spanish Bail-in Power Acknowledgement	By its acquisition of any Preferred Securities, each holder (which, for the purposes of the below, includes each holder of a beneficial interest in the Preferred Securities) acknowledges, accepts, consents to and agrees to be bound by: (i) the exercise and effects of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority and (ii) the variation of the terms of the Preferred Securities, or the rights of the holders thereunder or under the Indenture, as deemed necessary by the Relevant Spanish Resolution Authority, to give effect to the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority. See “Certain Terms of the Preferred Securities—Agreement and Acknowledgment with Respect to the Exercise of the Spanish Bail-in Power” in the Preliminary Prospectus Supplement.

Settlement	The Depository Trust Company and its participants, including Clearstream Banking, S.A. and Euroclear Bank SA/NV

Listing	BBVA intends to apply to list the Preferred Securities on the New York Stock Exchange and, if approved, trading is expected to commence within 30 days after the initial delivery of the Preferred Securities.

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Joint Bookrunners	Barclays Capital Inc. BBVA Securities Inc.** BofA Securities, Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC SG Americas Securities, LLC

Governing Law	The laws of the State of New York, except that the authorization and execution by BBVA of the Indenture, the authorization, issuance and execution by BBVA of the Preferred Securities and provisions thereof relating to the subordination of the Preferred Securities, the waiver of the right of set-off and the agreements and acknowledgments by holders of Preferred Securities and the trustee, respectively, with respect to the exercise and effects of the Spanish Bail-in Power shall be governed by and construed in accordance with the common laws of Spain.

Submission to Jurisdiction

Except as provided in the immediately succeeding paragraph, BBVA will submit (for the purposes of any suit or proceeding arising out of or relating to the Preferred Securities or the Indenture) to the jurisdiction of any U.S. Federal or State court in the Borough of Manhattan, The City of New York, New York, in which any such suit or proceeding is so instituted, and will waive, to the extent it may effectively do so, any objection BBVA may have now or hereafter to the laying of the venue of any such suit or proceeding.

Notwithstanding anything to the contrary in the Prospectus or in the Indenture, the Spanish courts shall have exclusive jurisdiction in respect of any suit or proceeding arising out of or relating to the Preferred Securities or the Indenture arising out of, relating to or in connection with the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority (a “Bail-in Dispute”) and accordingly each of BBVA, the trustee and each holder and beneficial owner of any Preferred Securities and each agent will submit, to the extent it may effectively do so, to the exclusive jurisdiction of the Spanish courts in relation to any Bail-in Dispute. Each of BBVA, the trustee, each holder and beneficial owner of any Preferred Securities and each agent will further irrevocably waive, to the extent it may effectively do so, any objection to the Spanish courts on the grounds that they are an inconvenient or inappropriate forum in respect of any Bail-in Dispute.

Prohibitions and Restrictions on Offers and Sales

The Preferred Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In particular, the Preferred Securities are not intended to be sold and should not be sold to retail investors in any jurisdiction. The offer and sale of the Preferred Securities are subject to limitation as set out in the Prospectus.

The Preferred Securities shall not be sold to retail clients in the EEA and the United Kingdom.

The Preferred Securities must not be offered, distributed or sold in Spain in the primary market. However, the Preferred Securities may be sold to Spanish resident investors in circumstances that satisfy the requirements set forth in the ruling 1500/04 of the Directorate General for Taxation (Dirección General de Tributos) of July 27, 2004.

No publicity of any kind as to the Preferred Securities shall be made in Spain.

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Target Market:	MiFID II and UK MiFIR - professionals / ECPs-only / No EEA or UK PRIIPs KID / UK FCA PI restriction – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the EEA or in the United Kingdom. No sales to retail clients (as defined in the COBS 3.4) in the United Kingdom. Preferred Securities are incompatible with the knowledge, experience, needs, characteristics and objectives of clients which are retail clients.

Conflicts of Interest	BBVA Securities Inc., which is participating in this offering as a Joint Bookrunner, is a wholly-owned subsidiary of BBVA. The offering is being conducted pursuant to FINRA Rule 5121.

Trustee and Agents	The Bank of New York Mellon, acting (except with respect to its role as Contingent Convertible Preferred Security Registrar) through its London Branch, will act as trustee, Paying and Conversion Agent, Calculation Agent, Principal Paying Agent and Contingent Convertible Preferred Security Registrar with respect to the Preferred Securities under, and as such terms are defined in, the Indenture.

Use of Proceeds	BBVA intends to use the net proceeds of the offering for general corporate purposes.

*

Any ratings obtained will reflect only the views of the respective rating agency and should not be considered a recommendation to buy, sell or hold the Preferred Securities. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

**

BBVA Securities Inc. is a wholly-owned subsidiary of BBVA. The offering is being conducted pursuant to FINRA Rule 5121. See “Underwriting (Conflicts of Interest)” in the Preliminary Prospectus Supplement.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Securities prior to the delivery of the Preferred Securities hereunder will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

BBVA has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the Prospectus for this offering in that registration statement, and other documents BBVA has filed with the SEC for more complete information about BBVA and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus from Barclays Capital Inc., by calling +1-888-603-5847, from BBVA Securities Inc., by calling +1-212-728-1705, from BBVA, by calling +1-212-728-1705, from BofA Securities, Inc. by calling toll-free at +1-800-294-1322, from HSBC Securities (USA) Inc. by calling +1-866-811-8049, from Morgan Stanley & Co. LLC by calling +1-866-718-1649, and from SG Americas Securities, LLC, by calling +1-855-881-2108.

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